Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-137377
PROSPECTUS SUPPLEMENT

                             OSAGE BANCSHARES, INC.
                (PROPOSED HOLDING COMPANY FOR OSAGE FEDERAL BANK)
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     This prospectus supplement  supplements the prospectus of Osage Bancshares,
Inc., dated November 9, 2006. This prospectus supplement should be read together with the prospectus.

     We are extending our community offering and increasing the number of shares you may purchase in the offering. In order to complete the offering of common stock of Osage Bancshares, Inc., we must sell at least 2,136,798 shares of common stock, which is the minimum of our offering range. As of December 12, 2006, we had received orders for approximately $7.0 million of common stock in the subscription offering, which excludes shares to be purchased by the employee stock ownership plan. To facilitate the sale of additional shares, as contemplated by our Plan of Conversion and Reorganization, we are extending our community offering and have increased the amount of stock that individuals and groups may purchase as follows:

     o the maximum amount that an eligible account holder, supplemental eligible account holder or other member may purchase is now 100,000 shares;

     o the maximum amount that purchasers in the community offering may purchase is now 100,000 shares; and

     o the maximum amount that an individual, together with any associates and other persons acting in concert, may purchase is now 100,000 shares.

     Persons who are interested in purchasing shares should submit an order form, together with full payment for the shares ordered. ORDERS IN THE COMMUNITY OFFERING SHOULD BE SUBMITTED AS SOON AS POSSIBLE. WE HAVE NOT SET A NEW EXPIRATION DATE FOR THE COMMUNITY OFFERING BUT WE RESERVE THE RIGHT TO CLOSE THE COMMUNITY OFFERING AT ANY TIME IN OUR SOLE DISCRETION. If the community offering is extended beyond January 26, 2007, subscribers will have the right to modify or rescind their subscription orders.

     If you previously have submitted an order in the subscription offering for 35,000 shares of common stock, you may increase your order by submitting an additional order form for up to 65,000 additional shares with full payment for the additional shares ordered. If you wish to increase your order, we must receive your completed order form, together with full payment for all of the shares subscribed for or with appropriate authorization for withdrawal of full payment from a deposit account with Osage Federal Bank, not later than 12:00 noon Central Time on December 21, 2006.

     The opportunity to purchase shares of common stock in the community offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. In the community offering, we will give preference to the following persons in order of priority: (i) stockholders of Osage Federal Financial, Inc. as of October 31, 2006; (ii) natural persons and trusts of natural persons who are residents of Osage and Washington Counties, Oklahoma; and (iii) other persons to whom we deliver a prospectus.

     We expect our directors and executive officers, together with their associates, to subscribe for 83,500 shares (up from 70,000 shares), which equals 3.3% of the shares offered at the midpoint of the offering range. Our directors and executive officers are purchasing shares for investment and not resale. Following the conversion, our directors and executive officers, together with their associates, are expected to beneficially own 460,110 shares of common stock (excluding unexercised options), as adjusted for the exchange ratio, or 12.8% of our outstanding common stock if shares are sold at the midpoint of the offering range.

     THESE SECURITIES ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             KEEFE, BRUYETTE & WOODS
           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 14, 2006